# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifecore Biomedical, Inc., CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Date of event which requires filing of this statement: 06/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001640809
Persons authorized to receive notices and communications: Aron R. English, 22NW, LP, 590 1st Avenue S, Unit C1, Seattle, Washington (WA), 98104, (206) 227-3078

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,712,472; shared voting power 0; sole dispositive power 2,712,472; shared dispositive power 0; aggregate amount beneficially owned 2,712,472 (6.74% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer.
  
  Percentage is based upon 40,220,625 Shares outstanding, consisting of (i) 37,509,407 shares of Common Stock as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,712,472; shared voting power 0; sole dispositive power 2,712,472; shared dispositive power 0; aggregate amount beneficially owned 2,712,472 (6.74% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer.
  
  Percentage is based upon 40,220,625 Shares outstanding, consisting of (i) 37,509,407 shares of Common Stock as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,712,472; shared voting power 0; sole dispositive power 2,712,472; shared dispositive power 0; aggregate amount beneficially owned 2,712,472 (6.74% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer.
  
  Percentage is based upon 40,220,625 Shares outstanding, consisting of (i) 37,509,407 shares of Common Stock as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,712,472; shared voting power 0; sole dispositive power 2,712,472; shared dispositive power 0; aggregate amount beneficially owned 2,712,472 (6.74% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer.
  
  Percentage is based upon 40,220,625 Shares outstanding, consisting of (i) 37,509,407 shares of Common Stock as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- Aron R. English (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,712,472; shared voting power 0; sole dispositive power 2,712,472; shared dispositive power 0; aggregate amount beneficially owned 2,712,472 (6.74% of the class)
  Comment: Including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer.
  
  Percentage is based upon 40,220,625 Shares outstanding, consisting of (i) 37,509,407 shares of Common Stock as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- Bryson O. Hirai-Hadley (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 583; shared voting power 0; sole dispositive power 583; shared dispositive power 0; aggregate amount beneficially owned 583 (0% of the class)
- Nathaniel Calloway (CIK 0001952771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lifecore Biomedical, Inc.
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Comment: The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the undersigned on January 10, 2023, as previously amended on June 28, 2023, February 29, 2024, May 20, 2024, June 11, 2024, July 1, 2024, December 26, 2024 and May 29, 2025 (as amended, the "Schedule 13D"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons are holders of shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), of the Issuer, with rights as provided in the Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock of the Issuer (the "Certificate of Designations"). Section 8 of the of the Certificate of Designations, provides that from and after June 29, 2026, each holder of Series A Preferred Stock shall have the right to require that the Issuer redeem all or any portion of the conversion amount of such Holder's Series A Preferred Stock then outstanding, with such redemption to occur on the date which is the one hundred eightieth (180th) day, or the next business day if such date is not a business day, from the date the holder of Series A Preferred Stock gives notice to the Issuer. Any such redemption shall be pursuant to the terms of the Certificate of Designations.

On June 30, 2026, the Reporting Persons submitted an optional redemption notice to the Issuer pursuant to Section 8 of the Certificate of Designations for 19,068.833524 shares of Series A Preferred Stock, plus all accrued and unpaid dividends, as well as all shares of Series A Preferred Stock paid as PIK dividends following June 30, 2026, representing the Reporting Persons' entire holdings of Series A Preferred Stock. The redemption date as set forth in the notice is December 28, 2026. Upon the occurrence of the redemption, the Reporting Persons' entire holdings of Series A Preferred Stock shall be purchased by the Issuer for cash and the Reporting Persons shall not hold any shares of Series A Preferred Stock.

In its Form 10-Q filed May 6, 2026, the Issuer stated: "To make such cash redemption payments the Company would be required to obtain consent to such redemption payments or waiver of the restriction on cash dividends and/or redemptions set forth in each of the Company's credit agreements." 22NW believes that if the Issuer imposes this restriction on the redemption of its shares of Series A Preferred Stock it will be in contravention of the Certificate of Designations. 22NW intends to file a motion with the Supreme Court of the State of New York, County of New York to amend its outstanding Complaint against the Issuer and certain former directors and officers of the Issuer to, among other things, include a claim that when the Issuer entered into its current credit agreements in May 2023 it breached that certain Securities Purchase Agreement dated as of January 9, 2023, under which 22NW and other investors purchased the Series A Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (b) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,220,625 Shares outstanding, consisting of (i) 37,509,407 shares of Common Stock as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, plus (ii) 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.

As of the date hereof, 22NW Fund directly beneficially owned 2,712,472 Shares, including 2,711,218 Shares issuable upon the conversion of certain shares of Series A Preferred Stock, constituting approximately 6.74% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 583 Shares, constituting less than 1% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Hirai-Hadley may be deemed to beneficially own the 2,712,472 Shares beneficially owned by 22NW Fund, constituting approximately 6.74% of the Shares outstanding, although he disclaims beneficial ownership of such shares.

As of the date hereof, Mr. Calloway directly beneficially owned zero Shares, constituting 0% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Calloway may be deemed to beneficially own the 2,712,472 Shares beneficially owned by 22NW Fund, constituting approximately 6.74% of the Shares outstanding, although he disclaims beneficial ownership of such shares.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 2,712,472 Shares beneficially owned by 22NW Fund, constituting approximately 6.74% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 2,712,472 Shares beneficially owned by 22NW Fund, constituting approximately 6.74% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 2,712,472 Shares beneficially owned by 22NW Fund, constituting approximately 6.74% of the Shares outstanding. Mr. English, as the portfolio manager of 22NW, manager of 22NW GP and president and sole shareholder of 22NW Inc., may be deemed to beneficially own the 2,712,472 Shares beneficially owned by 22NW Fund, constituting approximately 6.74% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such group may be deemed to beneficially own the 2,712,472 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 6.74% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: In the past sixty days, the Reporting Persons have not made any transactions in the Issuer's common stock, except that they have submitted the optional redemption notice discussed in Item 4.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Manager (07/02/2026)
- 22NW, LP: /s/ Aron R. English, President and Sole Shareholder (07/02/2026)
- 22NW Fund GP, LLC: /s/ Aron R. English, Manager (07/02/2026)
- 22NW GP, Inc.: /s/ Aron R. English, President and Sole Shareholder (07/02/2026)
- Aron R. English: /s/ Aron R. English, Individually and as attorney-in-fact for Nathaniel Calloway (07/02/2026)
- Bryson O. Hirai-Hadley: /s/ Bryson O. Hirai-Hadley, Bryson O. Hirai-Hadley (07/02/2026)
- Nathaniel Calloway: /s/ Aron R. English, As attorney-in-fact for Nathaniel Calloway (07/02/2026)